

Term Sheet
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement AF dated May 1, 2008

Term Sheet No. 422AF
Registration Statement No. 333-137902
Dated June 17, 2008; Rule 433

Deutsche Bank AG

Structured Investments

Deutsche Bank
$
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the FTSE/Xinhua China 25 Index, the AMEX Hong Kong 30 Index, the KOSPI 200 Index, the MSCI Singapore Index and the MSCI Taiwan Index℠ due July 9, 2009

General

- The notes are designed for investors who seek a return of two times the appreciation of a weighted diversified basket of Asian components, consisting of five indices, up to a Maximum Return on the notes of 20.74% at maturity. Investors should be willing to forgo coupon and dividend payments and, if the Basket declines by more than 10%, be willing to lose some or all of their investment.
- Senior unsecured obligations of Deutsche Bank AG, London Branch maturing July 9, 2009†.
- Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about June 20, 2008 (the "Trade Date") and are expected to settle on or about June 25, 2008.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Basket:	The notes are linked to a basket consisting of the FTSE/Xinhua China 25 Index ("XINOI"), the AMEX Hong Kong 30 Index ("HKX"), the KOSPI 200 Index ("KOSPI"), the MSCI Singapore Index ("SGY") and the MSCI Taiwan Index ("TWY") (each a "Basket Index," and together, the "Basket Indices").
Index Weightings:	The FTSE/Xinhua China 25 Index Weighting is 28.00%, the AMEX Hong Kong 30 Index Weighting is 16.50%, the KOSPI 200 Index Weighting is 26.50%, the MSCI Singapore Index Weighting is 8.00% and the MSCI Taiwan Index Weighting is 21.00% (each a "Index Weighting," and collectively, the "Index Weightings").
Initial Index Levels:	The Initial Index Level for each Basket Index will be determined on the Trade Date.
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 face amount of notes equal to the Basket Return multiplied by two, subject to a Maximum Return on the notes of 20.74%*. For example, if the Basket Return is more than 10.37%, you will receive the Maximum Return on the notes of 20.74%, which entitles you to a maximum payment at maturity of $1,207.40 for every $1,000 face amount of notes that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 face amount of notes will be calculated as follows, subject to the Maximum Return: $1,000 +[$1,000 x (Basket Return x 2)] *The actual Maximum Return on the notes will be set on the pricing date and will not be less than 20.74%. Your investment is protected against up to a 10% decline of the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by 10% or less, you will receive the face amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 10%, you will lose 1.1111% of the face amount of your notes for every 1% that the Basket has declined below 10% of the Starting Basket Level and your final payment per $1,000 face amount of notes will be calculated as follows: $1,000 + [$1,000 x (Basket Return + 10%) x 1.1111] *You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 10%.*
Buffer Amount:	10%
Downside Factor:	1.1111
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows: $\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$ The Basket Return may be positive or negative.
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on any trading day will be calculated as follows: 100 x [1 + (FTSE/Xinhua China 25 Index Return* FTSE/Xinhua China 25 Index Weighting) + (AMEX Hong Kong 30 Index Return* AMEX Hong Kong 30 Index Weighting) + (KOSPI 200 Index Return * KOSPI 200 Index Weighting) + (MSCI Singapore Index Return * MSCI Singapore Index Weighting)] + (MSCI Taiwan Index Return * MSCI Taiwan Index Weighting)] Each return for the respective Basket Indices reflects the performance of the respective Basket Index, expressed as a percentage, from the relevant Initial Index Level to the relevant Basket Index closing level or closing price on such trading day. The Ending Basket Level equals the arithmetic average of the Basket Closing Levels on the Averaging Dates.
Averaging Dates†:	June 29, 2009; June 30, 2009; July 1, 2009; July 2, 2009; July 6, 2009
Maturity Date†:	July 9, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	2515A0PT4

† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement for return enhanced notes.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page 13 of the accompanying product supplement for return enhanced notes and "Selected Risk Considerations" beginning on page 5 of this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement for return enhanced notes, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1) Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

June 17, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AF dated May 1, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AF dated May 1, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508099393/d424b21.pdf

Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, **"we," "us"** or **"our"** refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 face amount of notes to $1,000. The hypothetical total returns set forth below assume a Maximum Return on the notes of 20.74%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return on Notes
180.00	80.00%	20.74%
165.00	65.00%	20.74%
150.00	50.00%	20.74%
140.00	40.00%	20.74%
130.00	30.00%	20.74%
120.00	20.00%	20.74%
110.37	10.37%	20.74%
107.50	7.50%	15.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
101.00	1.00%	2.00%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	**0.00%**
90.00	-10.00%	**0.00%**
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0	-100.00%	-100.00%



Buffered Return Enhanced Note Linked to the Basket Indices
Total Return at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by two does not exceed the hypothetical Maximum Return of 20.74%, the investor receives a payment at maturity of $1,100 per $1,000 face amount of notes calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 face amount of notes.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Basket Return of 20% multiplied by two exceeds the hypothetical Maximum Return of 20.74%, the investor receives a payment at maturity of $1,207.40 per $1,000 face amount of notes, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 face amount of notes calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Return on the notes of 20.74%, or $1,207.40 for every $1,000 face amount of notes. The actual Maximum Return on the notes will be set on the pricing date and will not be less than 20.74%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE BASKET INDICES** – The return on the notes is linked to a basket consisting of the FTSE/Xinhua China 25 Index, the AMEX Hong Kong 30 Index, the KOSPI 200 Index, the MSCI Singapore Index and the MSCI Taiwan Index. The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars and currently is based on the 25 largest and most liquid Chinese stocks based on full market-capitalization value, listed and trading on the Hong Kong Stock Exchange. The AMEX Hong Kong 30 Index is a broad-market index that measures the composite price performance of 30 stocks actively traded on the Hong Kong Stock Exchange, designed to reflect the movement of the Hong Kong stock market as a whole. The KOSPI 200 Index is a market capitalization based index and was developed as an underlying index for derivatives products (index futures and index options) traded on the KRX-Futures Market. The Korea Stock Exchange chooses companies for inclusion in the KOSPI 200 Index with an aim of accurately representing overall market movement. The MSCI Singapore Index targets an 85% free float adjusted market representation level within each industry group in Singapore. It also targets for inclusion the most sizable and liquid securities in an industry group. The MSCI Taiwan Index is a free float adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. It targets an 85% free float adjusted market representation level within each industry group in Taiwan and also targets for inclusion the most sizable and liquid securities in an industry group. For additional information about each Basket Index, see "FTSE/Xinhua China 25 Index", "AMEX Hong Kong 30 Index", "KOSPI 200 Index", "MSCI Singapore Index" and "MSCI Taiwan Index" in the accompanying product supplement.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the face amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level declines by more than 10% of the Starting Basket Level, for every 1% decline of the Basket below 10% of the Starting Basket Level, you will lose an amount equal to 1.1111% of the face amount of your notes.

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable under current law to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not be required to recognize taxable income prior to the maturity of your notes, other than pursuant to a sale or exchange, and your gain or loss on the notes should be long-term capital gain or loss if you hold the notes for more than one year.

  If the Internal Revenue Service (the **"IRS"**) were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially and adversely. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement. On December 7, 2007, the Department of the Treasury (**"Treasury"**) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement for return enhanced notes.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Basket Level below the 10% Buffer Amount as compared to the Starting Basket Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** – If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 face amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the face amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 20.74%.

- **THE NOTES DO NOT PAY COUPONS** – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising any Basket Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full face amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Basket Index are denominated, although any currency fluctuations could affect the performance of the Basket Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** – The value of the notes is subject to the political and economic risks of emerging market countries. Some Basket Indices may include companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your notes.

- **RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES** – Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE** – If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes, the offering of the notes will be terminated.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —** There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs show the historical weekly performance of each Basket Index and the Basket as a whole from January 1, 2003 through June 13, 2008. The graph of the historical Basket performance assumes the Basket level on June 13, 2008 was 100 and the Index Weightings specified on the cover of this term sheet on that date.

We obtained the various Basket Index closing levels or closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of the Basket Indices and Basket should not be taken as an indication of future performance, and no assurance can be given as to the Basket Ending Level. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Historical Performance for the FTSE/Xinhua China 25 Index



Source: Bloomberg

Historical Performance of the AMEX Hong Kong 30 Index



Source: Bloomberg

Historical Performance of the KOSPI 200 Index



Source: Bloomberg

Historical Performance of the MSCI Singapore Index



Source: Bloomberg

Historical Performance of the MSCI Taiwan Index



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10 per $1,000 face amount of notes.